UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
         Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number___000-19603_____________

              Centennial Communications Corp.
     (Exact name of registrant as specified in its charter)
     3349 Route 138, Wall, NJ 07719 – (732) 556-2200
     (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
            See Appendix A
     (Title of each class of securities covered by this Form)
     None
     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	[X] [ ] [X] [ ] [ ]

Approximate number of holders of record as of the certification or notice date:     See Appendix B

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: _January 12, 2010_____________	CENTENNIAL COMMUNICATIONS CORP. By: _/s/ Paula M. Anderson______________ Name: Paula M. Anderson Title: Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

APPENDIX A

10 ⅛% Senior Notes due 2013

8 ⅛% Senior Notes due 2014

Senior Floating Rate Notes due 2013

10% Senior Notes due 2013

APPENDIX B

10 ⅛% Senior Notes due 2013 – None

8 ⅛% Senior Notes due 2014 – None

Senior Floating Rate Notes due 2013 – None

10% Senior Notes due 2013 – None